Exhibit 99.22

99.22 Report of Voting Results of 2013 Annual Meeting

Cipher Pharmaceuticals Inc.

Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Cipher Pharmaceuticals Inc.

(the “Corporation”) held on May 3, 2013

		Number
Brief Description of	Outcome	of Votes Cast
Matters Voted Upon	of the Vote	For	Against	Withheld

In respect to the election of directors	Approved
(a) William C. Garriock		10,420,559		2,200
(b) Dr. John D. Mull		10,366,359		56,400
(c) Gerald P. McDole		10,420,559		2,200
(d) Stephen R. Wiseman		10,102,065		320,694
(e) Dr. Stefan Aigner		10,420,389		2,370
(f) Dr. William D. Claypool		10,420,389		2,370
(g) Larry Andrews		10,420,389		320,024
In respect of the reduction of the legal stated capital account in respect of the common shares of the Corporation	Approved	10,064,865	357,894
In respect of authorizing an amendment to the Corporation’s stock option plan	Approved	10,040,735	382,024
In respect of appointment of auditors	Approved	12,396,036		0